DiStefano, Vincent J.

From: Fields, Brent J.
Sent: Tuesday, January 31, 2012 1:44 PM
To: DiStefano, Vincent J.
Cc: Sandoe, Christian T.; Long, Jeffrey W.
Subject: FW: Effectiveness -- FT 3320

Effective 1:45 PM.

From: Sandoe, Christian T.
Sent: Tuesday, January 31, 2012 1:42 PM
To: Fields, Brent J.
Subject: FW: Effectiveness -- FT 3320

From: Long, Jeffrey W.
Sent: Tuesday, January 31, 2012 1:20 PM
To: Sandoe, Christian T.
Cc: DiStefano, Vincent J.
Subject: FW: Effectiveness -- FT 3320

Christian,

I have completed my accounting review of this registrant.

Thanks,
Jeff

From: DiStefano, Vincent J.
Sent: Tuesday, January 31, 2012 1:14 PM
To: Long, Jeffrey W.
Cc: Sandoe, Christian T.
Subject: Effectiveness -- FT 3320

Jeff:

I would like to accelerate effectiveness of this registration statement on Tuesday, January 31, 2012.

Below I've set forth the Accession Number, Filing Date, and 33 Act # of each filing to be declared effective.

| FT 3320 | S-6 | 333-178276 | 12/02/2011 | | | | | | 0001533374 | 0001445546-11-004579 |

| | FT 3320 | S-6/A | 333-178276 | 12/02/2011 | | | | | | 0001533374 | 0001445546-11-004582 |

| FT 3320 | S-6/A | 333-178276 | 01/24/2012 | | | | | | 0001533374 | 0001445546-12-000310 |

| FT 3320 | S-6/A | 333-178276 | 01/31/2012 | | | | | | 0001533374 | 0001445546-12-000536 |

Thanks,

Vince